UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 93

80935 Munich

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SONO GROUP N.V.

FORM 6-K

Sono Group N.V. receives new funding commitment from YA II PN, Ltd. which is expected to position the company to obtain sufficient funding for business operations through June 30, 2025

Sono Group N.V. (the “Company”) announces that it has received an additional funding commitment of EUR 2.0 million (the “Second Commitment”) from YA II PN, Ltd. (“Yorkville”). The Second Commitment was made via an amendment (the “Amendment”), dated April 30, 2024, to the original funding commitment letter issued by Yorkville to the Company on November 17, 2023 (as amended, the “Funding Commitment Letter”). The Amendment also extends the date upon which the obligation of Yorkville to commit any fundings automatically lapses from December 31, 2024 to May 1, 2025. The Company and its sole subsidiary, Sono Motors GmbH (the “Subsidiary” and together with the Company, the “Companies”) expect the increased aggregate funding amount committed by Yorkville under the Funding Commitment Letter to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, the Subsidiary’s complete and efficient solar retrofit solution for buses, through the second quarter of 2025.

Pursuant to the Funding Commitment Letter, the Second Commitment will be paid in two equal installments in the first weeks of January 2025 and April 2025 by way of new interest-bearing convertible debentures that will mature on the later of (a) July 1, 2025 and (b) 12 months from the issuance date of each such new convertible debenture. As with the other amounts committed by Yorkville under the Funding Commitment Letter, the Company’s ability to access the unused portion of the funding committed by Yorkville, including the Second Commitment, is subject to (i) continued compliance by the Companies with the terms of each of the investment-related agreements (together with the Funding Commitment Letter, the “Yorkville Agreements”) entered into between the Companies and Yorkville in November 2023 in connection with the investment from Yorkville and (ii) certain termination events and events of default under the Yorkville Agreements.

Additional information and background on the Yorkville Agreements may be found in the Company’s Form 6-Ks furnished to the Securities and Exchange Commission (“SEC”) on November 27, 2023, January 31, 2024 and February 7, 2024.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Companies’ intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Companies to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: the Companies’ ability to access the external funding required to successfully restructure their business, including by complying with the Yorkville Agreements so as to gain access to the remainder of the funding offered by Yorkville; the Companies’ ability to maintain relationships with creditors, suppliers, service providers, customers, employees and other third parties as a result of their respective former self-administration proceedings and the related increased performance and credit risks associated with the Companies’ constrained liquidity position and capital structure; the Company’s ability to have its shares admitted to being quoted or traded, as applicable, on OTCQB, Nasdaq or any another stock exchange in the future, including the Company’s ability to meet the relevant application or initial listing requirements and to pay for the related costs, and the Companies’ ability to achieve their stated goals and continue as a going concern. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on the Company’s website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Companies’ ability to control or estimate precisely, such as the actions of courts, regulatory authorities and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the companies assume no obligation to update any such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ George O'Leary
	Name:	George O'Leary
	Title:	Managing Director

Date: May 2, 2024